As filed with the Securities and Exchange Commission on ~~November~~ December 1~~7~~2, 2017

Registration No. 333-219895

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. ~~3~~4
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Korth Direct Mortgage, LLC

(Exact Name of Registrant as Specified in Its Charter)

Florida

(State of Incorporation)

6500

(Primary Standard Industrial Classification Code No.)

27-0644172

(I.R.S. Employer Identification Number)

Korth Direct Mortgage, LLC
2937 SW 27th Avenue, Suite 307
Miami, FL 33133
(305) 668-8485

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

James W. Korth, Chief Executive Officer
Korth Direct Mortgage, LLC
2937 SW 27th Avenue, Suite 307
Miami, FL 33133
(305) 668-8485

(Name, address, including zip code, and telephone number, including area code, of agent for service)

As soon as practicable after this Registration Statement is declared effective.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer   ☐
Non-accelerated filer   ☐ (Do not check if a smaller reporting company) Smaller Reporting Company   ☑
                                                                  Emerging Growth Company   ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit [1]	Proposed Maximum Offering Price[1]	Amount of Registration Fee [2]
Mortgage Secured Notes ("Notes")[SM] Series KDM2017-N001	$1,059,000	100%	$1,059,000	$122.73

(1)   Estimated solely for the purpose of computing the registration fee.
(2)   Calculated pursuant to Rule 457(a) of the Securities Act of 1933. Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

[SM] *Mortgage Secured Notes and MSN are Service Marks of Korth Direct Mortgage, LLC.*



The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated ______________

KORTH DIRECT MORTGAGE

PROSPECTUS

$1,059,000
KORTH DIRECT MORTGAGE, LLC

5.00%
KDM 2017-N001
Mortgage Secured Notes^{SM}

Dependent Upon and Secured by

KDM 2017-L001
A Multi-Family First Mortgage Loan

Korth Direct Mortgage, LLC ("KDM") is issuing Mortgage Secured Notes Series KDM 2017-N001 (the "Notes"). The offering will commence on the effective date of the registration statement of which this prospectus is a part.

The Notes are limited obligations of KDM and are secured by, and dependent upon, KDM's receipts from a corresponding first mortgage commercial loan titled KDM 2017-L001 owned and serviced by KDM (the "CM Loan").

The Notes will have an initial stated interest rate of 5.00%. Principal and interest on the Notes will be paid monthly on a 30-year amortization basis and will mature on May 1, 2027. The interest rate on the Note will reset on May 1, 2022 to 375 basis points over the then-current 6 month LIBOR rate, only if the new rate would exceed 5.00%, with a rate cap of 8.00%. See "Description of the Notes." The Notes are subject to immediate prepayment by KDM in the event the CM Loan is prepaid. Proceeds of the sale of Notes offered hereby will be used to redeem notes designated KDM 2017-N001PP that were sold to KDM affiliates on a private placement basis for purposes of funding the CM Loan on April 20, 2017. The notes to be redeemed have no prepayment penalty. The KDM affiliates that purchased the notes will receive cash of 100% of the outstanding principal amount, plus any accrued interest, for their privately placed notes.

We will sell the Notes through the Placement Agent referred to below. The Placement Agent may offer all or a portion the Notes through other broker-dealers (the "Selling Group.") The Placement Agent and Selling Group members will offer and sell Notes on a "best efforts, all or none" basis.

Proceeds from the sale of Notes will be deposited in a segregated account at J. P. Morgan Chase until the offering is fully subscribed. This account is under the control of KDM. Funds held in this segregated account will be returned to investors if all of the Notes are not sold by February 18, 2018.

The Placement Agent has advised us it may purchase and sell Notes in the secondary market, but it is not obligated to make a market in the Notes.

Investing in Notes has certain risks. **See "Risk Factors."**

	Pricing Date[1]	Price to Public[2]	Underwriting Discounts and Commissions[3]	Proceeds to KDM	Proceeds to Affiliates
Per Note	12/11/2017 - 1/9/2018	$1,012.90	$19.86	$0.00	$993.04
	1/10/2018 - 2/9/2018	$1,011.70	$19.84	$0.00	$991.86
	2/10/2018 - 3/9/2018	$1,010.50	$19.81	$0.00	$990.68
	3/10/2018 - 3/11/2018	$1,009.28	$19.79	$0.00	$989.49
Total	12/11/2017 - 1/9/2018	$1,072,664.18	$21,032.63	$0.00	$1,051,631.54
	1/10/2018 - 2/9/2018	$1,071,392.29	$21,007.69	$0.00	$1,050,384.60
	2/10/2018 - 3/9/2018	$1,070,114.83	$20,982.64	$0.00	$1,049,132.19
	3/10/2018 - 3/11/2018	$1,068,831.79	$20,957.49	$0.00	$1,047,874.31

	Price to Public[4]	Factor[5]	Underwriting Discounts and Commission[6]	Proceeds to KDM	Proceeds to Affiliates	
Per Note	$1,020.00[7]			$20.00	$0.00	$1,000.00 [4]
Total	$1,059,000.00[4]	[Month 1 Month 2 Month 3]		$21,180.00	$0.00	$1,059,000.00 [4]

Formatted Table

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Placement Agent
J W KORTH & COMPANY

The date of this Prospectus is _____, 2017.

SM Mortgage Secured Notes and MSN are Service Marks of Korth Direct Mortgage, LLC

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[1] The price for the Notes changes each month, on the 10th of the month, or the next business day, when the monthly mortgage payment is applied to the principal value of the Note, according to the amortization schedule. This payment reduces the total amount outstanding on the Note, and this reduction in principal results in a change in price. The date range listed shows the dates for which the price in the Price to Public column is applicable.

[2] The Price to Public is calculated by multiplying the offering price of 102% times the principal value of the Note and further multiplying that product by the current factor as of the date listed. The current factor indicates the remaining principal balance, and is taken from the amortization schedule, which is included in this prospectus in the section entitled "CM Loan Underwriting." You may also find more information on this calculation in the section entitled "Summary of Terms."

[3] Discounts and commission expense is paid by the investor as a premium.

[4] All principal value calculations must be multiplied by a discount factor to account for the amount of principal that has already been repaid on the CM Loan prior to the sale of this Note.

[5] This factor is created by dividing the current outstanding principal on the CM Loan by its original amount. This factor will change monthly on the 10th of each month, or the next business day, and will follow the amortization schedule of the CM Loan, which is included in the prospectus, and is equal to the current principal balance divided by the original principal balance. As of _____ the current factor is _____ and the remaining principal balance owed is _____. The price for the notes will decline each month as the principal is repaid and the factor declines. The factor for each month that this offering is available is detailed above, and is the sole component of any price changes of this offering. This factor will also appear on the investor's confirmation for a purchase of Notes and on their brokerage statements for Notes owned.

6 Discounts and commission expense is paid by investor as a premium.

[7] Multiplied by the current discount factor.

2

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus describes our offering of our Mortgage Secured Notes, Series KDM2017-N001, which we refer to in this prospectus as the "Notes." This prospectus is part of a registration statement filed with the Securities and Exchange Commission (the "SEC"). This prospectus, and the registration statement of which it forms a part, speak only as of the date of this prospectus.

Unless the context otherwise requires, we use the terms "KDM", the "Company," "our company," "we," "us" and "our" in this prospectus to refer to Korth Direct Mortgage, LLC, a Florida limited liability company.

The Notes might not be offered or sold to residents of every state. Our Placement Agent will inform all Selling Group members the states where Notes are available.

WHERE YOU FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC in connection with this offering. You may read and copy the registration statement and any other documents we have filed at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's internet site at http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Notes, we refer you to the registration statement and to the exhibits and schedules to the registration statement filed as part of the registration statement or incorporated therein by reference. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

You may request a copy of any or all of the reports or documents that are described in this prospectus. They will be provided to you at no cost, by writing, telephoning or emailing us. Requests should be directed to Customer Support, 2937 SW 27th Avenue, Suite 307, Miami, Florida 33133; telephone number (786) 567-3117; or emailed to info@KDMinvestor.com.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding KDM borrowers, credit scoring, FICO scores, our strategy, future operations, future financial position, future revenue, projected costs, prospects, property values, plans, objectives of management and expected market growth are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about:

- the status of borrowers, the ability of borrowers to repay CM Loans, and the plans of borrowers;
- expected rates of return and interest rates;
- mortgage default rates;
- property values;
- the commercial real estate market;
- the attractiveness of our CM Loan and Notes;
- our financial performance;
- the availability of a secondary market for our Notes;
- our ability to retain and hire competent employees and appropriately staff our operation; and
- government regulation.

We may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements contained in this prospectus.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SUMMARY OF TERMS

Issuer……………………………………..	Korth Direct Mortgage, LLC
CM Loan Borrower………………………	4771 78th Avenue, LLC, and 14120 Palm Street, LLC, Florida limited liability companies
Designation of Mortgage Secured Note….	KDM2017-N001 ("Note")
Designation of Corresponding CM Loan...	KDM2017-L001 ("CM Loan")
CM Loan Amount………………………	$1,059,000[8]
Notes Amount……………………………	$1,059,000[9]
No Listing………………………………	KDM does not anticipate that the Notes will be listed on any securities exchange or that the Note will be traded on any other trading platform.
Offering Price……………………………	~~100~~ 102% *(depending on market conditions)*
Denominations…………………………	$1,000 and multiples of $1,000
Maturity………………………………...	May 1, 2027
Repayment of Principal and Interest……..	Principal and interest on the Notes will be paid monthly on the twenty-fifth day of each month or the next business day on a 30-year amortization basis. Such payment will depend upon, and be subject to, receipt of CM Loan proceeds received at least four business days prior to the payment date.
Interest on the Notes……………………..	5.00% until May 1, 2022 and then at an adjusted fixed rate of 375 basis points[10] over 6 month LIBOR for the next five years, but not less than 5.00%. The rate is capped at 8.00%.
Redemption and Repayment……………..	Notes will be redeemed immediately if the CM Loan is redeemed. The CM Loan borrower has the option to prepay the CM Loan, subject to a penalty. Should the borrower prepay the CM Loan prior to maturity, in addition to principal, the borrower must pay all the amount of interest that would have been paid through May 1, 2020. Should this occur, this interest penalty is payable to the Noteholders. There is no prepayment penalty after May 1, 2020.
Security for the Notes…………………..	Pursuant to the Trust Indenture and Security Agreement, the Notes will be senior to all other indebtedness of KDM and separate and distinct from each other. The Notes are secured special obligations of KDM. The security for each series of Notes is the mortgage, the loan, and the proceeds that KDM receives from the corresponding note and first mortgage obligation of a borrower. The Notes are not directly secured by a property; rather, they are secured by the CM Loan, which is secured by property. This security is made under "Security Interest" Section 3.8 of the Indenture. A key part of the security arrangement under the Indenture is that each series of notes is separately secured

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[8] Since the CM Loan was originally made on April 20, 2017, the borrower has made monthly principal payments on a 30 year amortization schedule. These payments have reduced the principal owed on the CM Loan and the Notes, and accordingly, the principal price charged to the Note purchaser. This reduction is expressed by a factor multiplied by the original principal amount. At _____ 2017 the current factor is _____ and the outstanding principal amount is _____.

[9] The principal of the Notes offered will be adjusted to the principal balance of _____

[10] The interest rate on the CM Loan will adjust to 400 basis points over LIBOR. The 25 basis point difference is the Servicing Fee.

by the CM Loan that corresponds to that series. Therefore, the security for the Notes offered herein is specifically the CM Loan described herein.

Assignment of Rents……………………… Should the CM Loan borrower default, KDM, as lender and pursuant to an Assignment of Rents, will require that the renters of the CM Loan properties pay their rents directly to KDM. In these cases KDM will pay each Noteholder its pro-rata share of the rents collected less any out-of-pocket costs, such as legal expenses. Any assignment of rents should not curtail or delay a foreclosure and subsequent sale on the property to recover the principal on the CM Loan. KDM's Service Fee applies to payments on Notes distributed from an Assignment of Rents.

Ratings……………………………… Egan-Jones has rated the Notes "A+". They also rated the underlying CM Loan at "A+". Egan Jones is a Nationally Recognized Statistical Rating Organization. KDM has rated this loan "A". See "The KDM CM Loan Rating Program."

KDM Debt……………………………… As of July 31, 2017, KDM had no outstanding debt other than notes to be redeemed from the proceeds of the Notes offering. The Indenture specifies that KDM may not incur debt other than the Notes except compensation owed to employees, rent for offices, or obligations to utility and informational services, and any other services which assist it in carrying out its mortgage lending, mortgage servicing, and Note servicing functions. There are no other financial covenants limiting KDM's activities.

KDM Right to Adjust the CM Loan…… KDM has the right to make adjustments to the terms of the CM Loan in order to help prevent a foreclosure, if it believes those adjustments to be in the best interest of the Noteholders. Such changes may reduce interest payments, suspend interest payments, lengthen the time when principal may be received or change other terms of the CM Loan which could reduce the expected benefits of the CM Loan to the Noteholders

Servicing Fee………………………….. Our Servicing Fee is the difference between the interest rate received on the CM Loan and the interest rate stated for the Note. The Servicing Fee for the Notes is .25%.

Placement Agent Fee…………………… The Placement Agent will be paid a placement agent fee of up to 2% of the Notes that it sells. This fee will be paid by the investors in the Notes, if they are purchased at a premium.

Monthly Re-pricing of the Notes Since the CM Loan is an amortizing loan, KDM pays both principal and interest payments monthly to investors in the Notes. The principal payment is applied to the total outstanding principal balance on the 10th of each month. The ratio of the current amount of principal outstanding to the initial principal amount of the CM Loan is called the factor. Each month, when the payment is applied, the principal outstanding is reduced, and the factor is also reduced. The factors for the life of the loan are listed in the amortization schedule in the "CM Loan Underwriting" section of this prospectus. Below is a table of the prices and factors used in calculating the Price to Public on the cover page of this prospectus.

	Par Value	Offering Price	Factor Date	Factor	Pricing Date	Price to Public
Per Note	$1,000	102%	12/11/2017	0.9930421	12/11/2017 - 1/9/2018	$1,012.90
			1/10/2018	0.9918646	1/10/2018 - 2/9/2018	$1,011.70
			2/10/2018	0.9906820	2/10/2018 - 3/9/2018	$1,010.50
			3/10/2018	0.9894942	3/10/2018 - 3/11/2018	$1,009.28
Total	$1,059,000	102%	12/11/2017	0.9930421	12/11/2017 - 1/9/2018	$1,072,664.18
			1/10/2018	0.9918646	1/10/2018 - 2/9/2018	$1,071,392.29
			2/10/2018	0.9906820	2/10/2018 - 3/9/2018	$1,070,114.83
			3/10/2018	0.9894942	3/10/2018 - 3/11/2018	$1,068,831.79

To calculate the Price to Public, we multiply Par Value * Offering Price * Factor for each factor date. This table is limited to the dates of this Offering.

Formatted: Indent: Left: 0.5"

RISK FACTORS

An investment in the Notes involves risks. Before making an investment decision, you should carefully consider the risks and uncertainties described in this prospectus and the registration statement of which this prospectus is a part. The underlying loan upon which your payment depends, as well as our business, financial condition, operating results and cash flows can be impacted by these factors, any one of which could have a material adverse effect on the value of the Notes you purchase and could cause you to lose all or part of your initial purchase price or adversely affect future principal and interest payments you expect to receive.

You may lose some or all of your investment in the Notes.

The regular payment of the Notes depends entirely on payments to KDM of the borrower's CM Loan. The Notes are special, limited obligations of KDM payable only from KDM's receipts of CM Loan proceeds, net of KDM's servicing Fee and cost of collection. If the borrower defaults on the CM Loan, Noteholders will be dependent on proceeds from the Assignment of Rents held by KDM and on the proceeds if any, from foreclosure of the CM Loan mortgage for payments on the Notes. The failure of the borrower to repay the CM Loan is not an event of default by KDM. Notes are suitable purchases only for investors of adequate financial means who, in the event of a default on the underlying CM Loan, may have to wait for a foreclosure to recover some or all of the principal invested in the Note.

We rely on third-party appraisals to value the property securing the CM Loan, and information from the borrower on cash flow and profitability of the income property.

While we make every effort to engage responsible licensed third-party appraisers, we cannot be certain that the information and presentations they make are reliable. Appraisals are subject to mistakes that could affect the value of a property. Further, appraisers may make judgments of value based on cash flow presented by borrowers. If a borrower were to falsify its cash flow, it could affect the value shown in the appraisal. To verify cash flows, we receive bank statements from borrowers. KDM is not responsible for mistakes or fraudulent activities of borrowers or appraisers.

We rely on industry default and recovery rates for underwriting our CM Loans. Our default rates are untested against industry rates and may be higher.

Due to our limited operational and origination history, we do not have significant historical performance data regarding borrower performance and we do not yet know what our long-term CM Loan loss experience may be. It is possible that our default rates may be higher than the industry averages and our recovery rates may be lower than the industry averages.

If we believe it is in the best interest of the Noteholders, we have the right to adjust the terms of a CM Loan.

It is possible that due to natural disasters, local disruption of services, political unrest, changes in local laws, market competition or disruptions and other unforeseen events that affect the property pledged under a CM Loan or affect the borrower's ability to make its CM Loan payments, it might be in the best interest of the Noteholders to provide a borrower with an accommodation regarding loan terms rather than be forced to foreclose on a loan. If we adjust a CM Loan, it may reduce interest payments, suspend interest payments, lengthen the time when principal may be received or change other terms of the CM Loan which could reduce the expected benefits of the CM Loan to the Noteholders.

There may be a default on the CM Loan.

CM Loan default rates may be significantly affected by general economic conditions beyond our control and beyond the control of the individual borrower. Default on the CM Loan is subject to many factors, such as prevailing interest rates, the rate of unemployment, the level of consumer confidence, residential or commercial real estate values, the value of the U.S. dollar, energy prices, changes in consumer spending, the number of personal bankruptcies, disruptions in the credit markets, and other factors, none of which can be predicted with certainty.

Borrower credit information may be inaccurate or may not accurately reflect the borrower's creditworthiness, which may cause you to lose part or all of the purchase price of the Notes.

While we primarily focus on the underlying property and its cash flow to repay Notes, we may obtain borrower credit information from consumer reporting agencies, such as TransUnion, Experian, or Equifax. A credit score may not reflect that a borrower's actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data, and we do not verify the information obtained from the borrower's credit report. Additionally, there is a risk that, following the date of the credit report that we obtain and review, a borrower may have:

- become delinquent in the payment of an outstanding obligation;
- defaulted on a pre-existing debt obligation;
- taken on additional debt; or
- sustained other adverse financial events.

Investors in the Notes will not have access to financial statements of the borrower, or to other detailed financial information about the borrower. Accordingly, prospective investors will not be able to assess the creditworthiness of the CM Loan borrower.

Information supplied by the borrower could be inaccurate or intentionally false.

While we perform due diligence on each borrower, receive credit reports, and verify property ownership, rent collections, property values, coverage ratios and other appropriate due diligence materials, a borrower could present us with false information which we may not discovered through our due diligence process.

We do not monitor our borrowers' use of funds.

It is possible the borrower may not use the funds for the purposes it has asserted, for example, to improve the property. Additionally, the borrower could potentially misuse the proceeds it receives from the loan in a way that negatively impacts their ability to make timely payments on the CM Loan, their credit, or the value of the underlying property.

The credit rating that we use in our rating system for our mortgages may not be the credit rating of the borrower, any guarantor, or anyone having personal liability for payment of the mortgage loan.

KDM includes a credit score in our internal rating system. The credit score we use may not be the credit score of the borrower or, if the loan is guaranteed, of the guarantor, or of any individual who is personally liable for the payment of the CM Loan. Our borrowers are typically single-purpose entities created to own the mortgaged property. Some single-purpose entities may in turn be owned by a trust, a partnership, or another form of entity. If a loan is guaranteed, the credit score we use may not be that of the guarantor, as the guarantor be an entity and not an individual.

The person whose credit score we use to rate a CM Loan (whom we refer to as the "Principal") is the individual that we consider most responsible for the mortgaged property, collection of rents and making payments to KDM on the CM Loan. We consider the credit score of the Principal as a measure personal responsibility and financial experience. The Principal may not be personally liable for payment of the CM Loan.

CM Loan Guarantees May Not Be Collectable

Some CM Loans may have a personal guarantee. We may ask for guarantees from the owners, or the owners of the owner, if the owner is not an individual. Because we primarily focus our underwriting on the value of the mortgaged property, the loan to value ratio, and the debt service coverage ratio, we generally do not investigate the net worth of the borrowers, and therefore, the ultimate value of the guarantee on a CM Loan, if any. In the event a CM Loan goes into foreclosure and the money realized in the foreclosure does not pay off the entire principal owed on the CM Loan, investors should not count on the guarantee being collectible. Should such a situation arise, investors may not see repayment of the entire principal amount of their Notes.

If payments on the CM Loan becomes more than 30 days overdue, you may not receive the full principal and interest payments that you expect to receive on the Notes.

Payment to holders of the Notes is completely dependent on payments received from the CM Loan. If the borrower fails to make a required payment on the CM Loan within 30 days of a due date, we will pursue reasonable collection efforts in respect of the CM Loan. Referral of a delinquent CM Loan to an attorney on the 31st day of its delinquency will be considered reasonable collection efforts. If we refer a CM Loan to an attorney, we will monitor that CM Loan until the property is foreclosed and resold and investors are paid. We may also handle collection efforts in respect of a delinquent CM Loan directly. In the case of collection efforts, the costs of attorney fees will be charged against the CM Loan and will reduce your net payments on your Note.

The amortization rate of principal payments is often for a period longer than the maturity date for CM Loans. Therefore, borrowers may have to refinance to pay off a balloon payment on the CM Loan.

If a borrower must refinance to pay off a CM Loan such refinancing could be impossible due to market conditions or other factors. In such a case, the CM Loan would default. Such a default could reduce or eliminate ongoing payments on your Notes.

The CM Loan may be prepaid at any time. Borrower CM Loan prepayments will reduce payments of interest on the Notes.

The borrower may prepay some or all of the principal amount of the CM Loan. A borrower may decide to prepay all, or a portion of, the remaining principal at any time. Notwithstanding the prepayment of all or a portion of the CM Loan, the borrower must pay all of the interest that would be due through May 1, 2020. Noteholders will receive such prepayment, net of our servicing fee. Interest will not accrue after the date on which the CM Loan is made in full. If the borrower prepays a portion of the remaining unpaid principal balance on the CM Loan, we will reduce the outstanding principal amount and interest will cease to accrue on the prepaid portion. As a result of the combination of the reduced principal amount and the unchanged monthly payment, the effective term of the CM Loan will decrease. If the borrower prepays the CM Loan in full or in part, you will, in all probability, not receive all the interest payments that you expected to receive on the Notes.

Prevailing interest rates may change during the term of the CM Loan on which your Note is dependent.

If the CM Loan is prepaid, Noteholders may be unable to invest prepaid Note proceeds at a rate comparable to the interest payable on the Notes. Further, if interest rates rise, there is a market for the Notes, and a Noteholder decides to sell a Note prior to maturity, the Noteholder may receive a discounted return on the Note.

Investor funds in a KDM segregated account do not earn interest.

Proceeds of the sale of the Notes will be held in a non-interest bearing segregated account pending completion of the Note Offering and investment in the Notes. Further, we place borrower loan payments in an segregated account under our control and pay all loan payments collected from the prior payment date at least four business days prior to the payment date on the twenty-fifth day of each month, with an extension to the next business day if required. Funds held in segregated accounts do not earn interest. These segregated accounts are held at JP Morgan Chase and are managed by KDM. There is no escrow agreement with the bank

The Notes will not be listed on any securities exchange, and it is unlikely that a trading market for the Notes will develop. The Placement Agent may make a market in the Notes but is not obligated to do so.

There can be no assurance that a market for Notes will develop and that there will be a buyer for any particular Notes offered for resale. Therefore, investors must be prepared to hold their Notes to maturity.

We have a limited operating history.

Our operating history is very limited and there can be no assurance that we will remain in business for the full term of the Notes. Should we cease operations, we expect that our Notes would be serviced by another company, but there is no assurance that another real estate and mortgage servicer will agree to service the Notes and the CM Loan. In this unlikely event, there could be delays in payments of interest and principal on your Notes.

We may have to constrain our business activities to avoid being deemed an investment company under the Investment Company Act.

In general, a company that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities may be deemed to be an investment company under the Investment Company Act of 1940, as amended (Investment Company Act). The Investment Company Act contains substantive legal requirements that regulate the manner in which "investment companies" are permitted to conduct their business activities. We believe we are excluded from registration by Section 3(c)(5)(c) of the Investment Company Act and have conducted, and we intend to continue to conduct, our business in a manner that does not result in our company being characterized as an investment company. This section of the Investment Company Act contains an exemption for companies that make mortgages and do not issue redeemable shares. To avoid being deemed an investment company, we may not be able to broaden our offerings, which could require us to forego attractive opportunities. If we are ever deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which could materially adversely affect our business, financial condition, and results of operations.

Funds Received for all CM Loans are commingled in a Segregated Account.

We hold all funds received from CM Loans in a segregated account title In-Trust For 2 at JP Morgan Chase bank. We then use our internal accounting system to determine which funds are applied to which Note investors. While our internal accounting system is backed up into separate record keeping systems managed by service providers, should our systems fail and the back-up systems fail for any reason we may have difficulty determining which payments are to be applied to which Note holder and your payments could be delayed until such a determination is made. We also could make an accounting error that would send too much money to one Note holder and leave other Noteholders short of funds until we could recover the erroneous payments through the payment systems we utilize to distribute funds to investors. In such a case, recovery of over payments may not be achieved and it would leave the account permanently short for investors who did not receive the over payments.

Because the interest and principal payment amounts received from CM Loans are all deposited in a single bank account there may be certain risks in the event of a KDM bankruptcy.

All principal and interest payments received from CM Loans are deposited and then disbursed to noteholders from a single bank account with the accounting for this maintained internally at KDM. In the event that there is a bankruptcy proceeding for KDM, it is possible that the court may stay the disbursements to noteholders while it makes its determination regarding the accuracy of KDM's accounting. Such an event could cause an indefinite delay in payments on your Notes. Further, should a bankruptcy occur, it is likely that the service fees accruing to KDM may not be sufficient to cover the legal fees regarding the bankruptcy, and the primary assets of KDM would be the loan payments owed to investors. Therefore, it is possible that your payments on the Notes may be reduced by payment of a share of the legal fees for the bankruptcy, or other unforeseeable fees, as determined by the bankruptcy court.

If we are unable to increase transaction volumes, our business and results of operations will be affected adversely.

To succeed, we must increase transaction volumes by attracting a large number of borrowers and be able to raise the capital to fund CM Loans through issuance of Notes to investors, in a cost-effective manner. We intend to attract borrowers through a network of mortgage brokers and real estate agents. We will rely on our parent company, J W Korth & Company, to raise capital. It is possible that we will not develop enough of a following either by CM Loan brokers or securities brokers to sell enough CM Loans or Notes to make KDM profitable. Should this occur, we may assign servicing of the CM Loans and Notes to a third party servicer.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

The commercial mortgage market is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to increase volume.